Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to Registration Statement Nos. 333-124189, 333-127426, 333-130277, 333-142702, and 333-159330 on Form S-8 of Sprint Corporation and subsidiaries of our report dated February 21, 2014, relating to the consolidated financial statements of Clearwire Corporation and subsidiaries as of July 9, 2013 and for the 190 days ended July 9, 2013 (which report expresses an unqualified opinion and includes an Emphasis of Matter paragraph relating to acquisition of Clearwire Corporation by Sprint Communications, Inc. on July 9, 2013) appearing in the Transition Report on Form 10-K of Sprint Corporation for the transition period January 1, 2014 to March 31, 2014.
/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
May 23, 2014